File No. 70-9729


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                    FORM U-1
                         -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive office)

                                      * * *


                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1Riverside Plaza, Columbus, Ohio 43215
                    (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                 A. A. Pena, Senior Vice President and Treasurer
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

                         Susan Tomasky, General Counsel
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



     American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, hereby amends its Application or Declaration on Form U-1 in File No. 70-9729 as follows:

      1. By adding the following sentence to the end of the first paragraph of Item 1:

      Additionally, AEP's forecasted cash flow analysis and capitalization forecast for the next two years (attached hereto as Exhibit C), which forecasts assume the issuance of $1 billion principal amount of long-term indebtedness out of the $1.5 billion total financing authority requested herein, indicate that it is expected that AEP's common equity will remain above 30% of its consolidated capitalization for each time period set forth in Exhibit C.

2.    By restating paragraph 1.11 of Item 1:

      1.11 AEP proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, AEP and/or the
Financing Subsidiary may issue and sell Notes directly to public or private investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of AEP or the Financing Subsidiary, as the case may be, may be convertible or exchangeable into common stock of AEP or Preferred Securities, may have the benefit of a sinking fund, may have a term of up to 50 years, may have fixed or adjustable rates of interest which may be reset by predetermined methods such as auction, remarketing and/or other put or call features and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities"). Debt Securities of the Financing Subsidiary will have the benefit of a guarantee or other credit support by AEP. AEP will not issue the Debt Securities, either directly or through the Financing Subsidiary, unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

3.    By restating paragraph 1.16 of Item 1:

      1.16 The proceeds of any financing by the Financing Subsidiary or any Special Purpose Subsidiary will be remitted, paid as a dividend, loaned or otherwise transferred to AEP or its designee. The proceeds of the Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units will be used to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), or in any transactions permitted under the Act and for other general corporate purposes, including the reduction of short-term indebtedness. No proceeds will be used to purchase generation assets currently owned by AEP or any affiliate unless such purchase has been approved by order of this Commission pursuant to File No. 70-9785 or other similar applications. AEP had approximately $2.3 billion outstanding short-term indebtedness as of September 30, 2000. AEP represents that no financing proceeds will be used to acquire the equity securities of any company or any interest in other businesses unless such acquisition has been approved by the Commission in this proceeding or in File No. 70-9353 or is in accordance with an available exemption under Sections 32, 33 and 34 of the Act or Rule 58 under the Act. AEP does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs. Notwithstanding any other provision of this application, as amended, AEP requests this Commission to reserve jurisdiction over the use of financing proceeds authorized in this proceeding to invest in EWGs and FUCOs.

      4.    By restating paragraph (1) of Item 3:

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      (1)  Rule 54 Compliance.
           ------------------

      The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At December 31, 2000, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.773 billion, or about 52.5% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2000 ($3.375 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order. If AEP used the proceeds from the financings authorized in this File to invest in EWGs and FUCOs, AEP's "aggregate investment" would be approximately $3.273 billion, or about 97.0% of AEP's "consolidated retained earnings". AEP was authorized to invest up to 100% of its consolidated retained earnings by order dated June 14, 2000 (HCAR No. 27186), as extended pursuant to order dated December 26, 2000 (HCAR No. 27316).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. On April 17, 2001, AEP submitted a copy of this Form U-1 for filing with each of the eleven state retail rate regulatory commissions having jurisdiction over the retail rates of AEP's utility operating companies. Further, none of the circumstances described in Rule 53(b) has occurred.

      Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity and 62.7% debt. As of December 31, 2000, AEP's consolidated capitalization consisted of 63.8% debt and 34.8% common and preferred equity (consisting of 331,019,146 shares of common stock representing 34.1% and $161 million principal amount of preferred stock representing 0.7%) and $334 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      If AEP issued $1.5 billion of Debt Securities and applied the proceeds to refund existing indebtedness, the foregoing ratios would not change on a pro forma basis as of December 31, 2000. If AEP issued $1.5 billion of Debt Securities and applied none of the proceeds to refund existing indebtedness, AEP's consolidated capitalization on a pro forma basis as of December 31, 2000 would consist of 66.0% debt and 32.7% common and preferred equity (consisting of 331,019,146 shares of common stock representing 32.0% and $161 million principal amount of preferred stock representing .7%) and $334 million principal amount of Trust Preferred Securities representing 1.3%.1 AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings since the date of the Rule 53(c) Order.

      Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the Operating Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's Operating Subsidiaries was as follows: Appalachian Power Company ("APCo"), A; Columbus Southern Power Company ("CSP"), A-; Indiana Michigan Power Company ("I&M"), A-; Kentucky Power Company ("KPCo"), A; and Ohio Power Company ("OPCo"), A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: Central Power and Light Company ("CPL") A; Public Service Company of Oklahoma ("PSO"), AA-; Southwestern Electric Power Company ("SWEPCo"), AA-; and West Texas Utilities Company ("WTU"), A.

      As of December 31, 2000, Standard & Poor's rating of secured debt for AEP's Operating Subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A-and OPCo, A-. As of December 31, 2000, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCo, A; and WTU, A-.

      AEP's consolidated retained earnings decreased on average approximately 1.32% per year over the last five years. In 2000, consolidated retained earnings decreased $540 million, or 14.9%. AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.


4. By filing Exhibit C, Cash flow analysis and capitalization forecast with a request for confidential treatment.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                          AMERICAN ELECTRIC POWER COMPANY, INC.


                          By: /s/ Thomas G. Berkemeyer__
                               Thomas G. Berkemeyer
                               Assistant Secretary


Dated:  April 18, 2001


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1 If AEP issued $1.5 billion of Preferred Securities and applied the proceeds to refund existing indebtedness, the foregoing ratios would change on a pro forma basis as of December 31, 2000 as follows: debt would fall to 57.5%, common and preferred equity would remain constant at 34.8% and Trust Preferred Securities would increase to 7.7%. If AEP issued $1.5 billion of Preferred Securities and applied none of the proceeds to refund existing indebtedness, AEP's consolidated capitalization on a pro forma basis as of December 31, 2000 would consist of 60.0% debt and 32.7% common and preferred equity (consisting of 331,019,146 shares of common stock representing 32.0% and $161 million principal amount of preferred stock representing .7%) and $1,834 million principal amount of Trust Preferred Securities representing 7.3%.